SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
6/10/13


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein, Andrew Dakos, And Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [X]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
602,147

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
602,147
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
602,147

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.70%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes amendment #2 to the schedule 13d filed
August 12, 2011. Except as specifically set forth herein, the schedule 13d remains unmodified.

Item 2. IDENTITY AND BACKGROUND
On October 17, 2007 the Massachusetts Secretary of State issued a permanent "obey the law" injunction and fined Bulldog Investors, Messrs. Goldstein, Dakos and Samuels, and certain related parties $25,000 for operating an open website containing information about certain unregistered investments and sending an e-mail about such investments to a Massachusetts resident who requested information. On April 5, 2012, the President signed the Jumpstart our Business Startups Act ("JOBS Act"), which expressly permits such acts. Consequently, on June 29, 2012 the respondents submitted a motion to the Secretary to vacate his order.

ITEM 4. PURPOSE OF TRANSACTION
The filing persons are issuing the attached letter.(Exhibit A)


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on May 15, 2013, there were 10,561,646 shares of common stock outstanding as of May 15, 2013. The percentages set forth in item 5 were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Brooklyn Capital Management, LLC (BCM), a registered investment adviser. As of June 10, 2013, BCM is deemed to be the beneficial owner of 602,147 shares of EQS (representing 5.70% of EQS' outstanding shares) solely by virtue of BCM's power to direct the vote of, and dispose of, these shares. These 602,147 shares of EQS include 365,918 shares (representing 3.46% of EQS' outstanding shares) that are beneficially owned by (1) Mr. Goldstein and (2) the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control:
Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, and MCM Opportunity Partners, LP. (collectively, Bulldog Investors). Bulldog Investors and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 602,147 shares of EQS beneficially owned by BCM (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of BCM who are not members of any group. The total number of these "non-group" shares is 236,229 shares (representing 2.24% of EQS' outstanding shares).

c) NA


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Agreement to Jointly File (Exhibit B)


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 6/10/13

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Exhibit A:

Bulldog Investors
Park 80 West - Plaza Two
Saddle Brook, NJ 07663
(201) 556-0092 // Fax: (201)556-0097
// info@bulldoginvestors.com

			June 10, 2013

Dear Fellow Shareholder of Equus Total Return:

Bulldog Investors has been a large shareholder of Equus for several years. Since we have owned it, its performance has been very disappointing.
Most recently, the net asset value declined 17% from $3.56 per share on March 31, 2012 to $2.97 per share on March 31, 2013. Over that time span, the S&P 500 Index gained 14%. Thus, Equus' NAV underperformed the Index for the year ending March 31, 2013 by 31%.

This underperformance is hardly a short term phenomenon. In the prior year ending March 31, 2012, even though the S&P 500 Index was up, Equus' NAV declined an additional 13% bringing the two-year NAV decline to 28%!

In addition, Equus' expenses are out of control. The millions of dollars of compensation paid to management and the board are grossly excessive for a tiny fund with abysmal performance. At this rate most of the assets formerly owned by shareholders will eventually be transferred to management and the board.

In sum, the company's name is a misnomer. It should be re-named "Equus Negative Return." The board and management have utterly failed to create any value for shareholders while paying themselves exorbitant compensation. Consequently, at the annual meeting on June 14, 2013 we intend to vote our shares "To Withhold" for all of the nominees for director and "Against" the executive compensation proposal. We urge all shareholders to do the same.

ENOUGH IS ENOUGH!  JUST VOTE NO!

						Very truly yours,
						/S/ Phillip Goldstein
						Phillip Goldstein
						Principal


Exhibit B:

Agreement to Make Joint Filing

	Agreement made as of the 10th day of June, 2013, by and among Brooklyn Capital Management, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Equus Total Return, Inc.
(EQS), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of EQS;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By: Phillip Goldstein	        By:  Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                        BROOKLYN CAPITAL MANAGEMENT, LLC

By:  Steven Samuels	        By:  Andrew Dakos
	Steven Samuels	        Andrew Dakos, Member